FORM 51-901F

QUARTERLY REPORT

Incorporated as part of Schedules A, B & C

ISSUER DETAILS:
Name of Issuer	CARDERO RESOURCE CORP.
Issuer’s Address	Suite 1901 – 1177 West Hastings Street Vancouver, B.C., V6E 2K3
Issuer Telephone Number	(604) 408-7467
Issuer Web Site	www.cardero.com
Contact Person	Ken M. Carter
Contact’s Position	Chief Financial Officer
Contact’s Email Address	ken_carter@telus.net
Contact Telephone Number	(604) 408-7488
For Quarter Ended	October 31, 2003
Date of Report

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

“Henk Van Alphen”	2004/03/15
Name of Director	Date Signed
“Ken M. Carter”	2004/03/15
Name of Director	Date Signed

SCHEDULE “B”

Supplementary Information

QUARTERLY REPORT

for the period ended October 31, 2003

CARDERO RESOURCE CORP.

QUARTERLY REPORT – OCTOBER 31, 2003

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS, YEAR TO DATE

Expenses

The breakdown is provided on the income statement.

Deferred Costs

See Note 6 to the audited Consolidated Financial Statements for the year ended October 31, 2003 and 2002.

2.

RELATED PARTY TRANSACTIONS, YEAR TO DATE

See Note 8 to the audited Consolidated Financial Statements for the year ended October 31, 2003 and 2002.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

Securities Issued in the Quarter

The following securities were issued during the quarter:

    144,361 common shares were issued for cash upon the exercise of 144,361 warrants to net the Company $191,103
    275,000 shares were to be issued for property payments

The following incentive stock options were issued during the quarter:

    On September 17, 2003, 100,000 stock options were granted at an exercise price of $1.25 for a period of one year, expiring September 17, 2004:

Name of Optionee	Position	No. of Optioned Shares
G.F. Consulting Corp.	Consultant	100,000 (subsequently exercised)

    On October 24, 2003, 400,000 stock options were granted at an exercise price of $1.90 for a period of two years, expiring October 24, 2005:

Name of Optionee	Position	No. of Optioned Shares
Henk Van Alphen	Director/Sr. Officer	100,000
Marla Ritchie	Sr. Officer	100,000
Gary Belik	Consultant	100,000
Joseph Charland	Consultant	100,000

Securities Issued for the Year to Date

Date of Issue	Type of Security	Number of Securities	Price per Security	Commission /Discount	Net Proceeds to Company	Reason for Issuance
Nov.07/02	Warrants	100,000	$0.35	None	$35,000	Warrant exercise
Nov. 07/02	Common shares	50,000	$0.95	None	$47,500	Property option payment
Nov 18/02	Warrants	78,000	$0.55	None	$42,900	Warrant exercise
Nov 21/02	Options	50,000	$0.35	None	$17,500	Option exercise
Nov 26/02	Warrants	37,500	$0.65	None	$24,375	Warrant exercise
Dec 06/02	Options	20,000	$0.80	None	$16,000	Option exercise
Dec 17/02	Options	10,000	$0.80	None	$8,000	Option exercise
Dec 20/02	Options	10,000	$0.80	None	$8,000	Option exercise
Dec 27/02	Private placement	2,238,461	$1.30	None	$2,909,999	Private placement
Jan 02/03	Options	50,000	$0.35	None	$17,500	Option exercise
Jan 07/03	Warrants	30,000	$0.41	None	$12,300	Warrant exercise
Jan 07/03	Warrants	50,000	$0.65	None	$32,500	Warrant exercise
Jan 08/03	Options	150,000	$0.35	None	$52,500	Option exercise
Jan 09/03	Warrants	23,000	$0.55	None	$12,650	Warrant exercise
Jan 10/03	Warrants	25,000	$0.55	None	$13,750	Warrant exercise
Jan 13/03	Options	100,000	$0.80	None	$80,000	Option exercise
Jan 13/03	Warrants	100,000	$0.65	None	$65,000	Warrant exercise
Jan 16/03	Warrants	10,000	$0.65	None	$6,500	Warrant exercise
Jan 24/03	Warrants	100,000	$0.35	None	$35,000	Warrant exercise
Jan 28/03	Common shares	75,000	$0.23	None	Nil	Property option payment
Jan 30/03	Warrants	6,500	$0.65	None	$6,600	Warrant exercise
Feb 05/03	Warrants	18,000	$0.65	None	$11,700	Warrant exercise
Feb 05/03	Warrants	50,000	$0.65	None	$32,500	Warrant exercise
Feb 05/03	Warrants	100,000	$0.35	None	$17,500	Warrant exercise
Feb 11/03	Warrants	16,000	$0.55	None	$8,800	Warrant exercise
Feb 17/03	Warrants	100,000				Warrant exercise
Feb 18/03	Warrants	20,500	$0.35	None	$7,175	Warrant exercise
Feb 20/03	Warrants	100,000	$0.55	None	$55,000	Warrant exercise
Feb 24/03	Warrants	10,000	$0.65	None	$6,500	Warrant exercise
Feb 24/03	Warrants	100,000	$0.35	None	$35,000	Warrant exercise
Feb 24/03	Options	300,000	$0.35	None	$105,000	Option exercise
Feb 27/03	Warrants	15,000	$0.65	None	$9,750	Warrant exercise
Feb 27/03	Common shares	100,000	$0.35	None	Nil	Property option payment
Feb 28/03	Warrants	10,000	$0.65	None	$6,500	Warrant exercise
Mar 11/03	Warrants	2,500	$0.65	None	$1,625	Warrant exercise
Mar 24/03	Warrants	12,000	$0.55	None	$6,600	Warrant exercise
Mar 24/03	Warrants	8,500	$0.65	None	$5,525	Warrant exercise
Mar 31/03	Warrants	10,000	$0.65	None	$6,500	Warrant exercise
Apr 02/03	Common shares	100,000	$1.40	None	Nil	Property option payment.
Apr 03/03	Warrants	5,000	$0.65	None	$3,250	Warrant exercise
Apr 07/03	Options	20,000	$0.80	None	$16,000	Option exercise
Apr 07/03	Options	1,700	$0.80	None	$1,360	Option exercise
Apr 07/03	Options	5,000	$0.80	None	$4,000	Option exercise
Apr 08/03	Options	18,300	$0.80	None	$14,640	Option exercise
Apr 08/03	Common shares	100,000	$1.50	None	Nil	Property option payment
Apr 08/03	Warrants	100,000	$0.41	None	$41,000	Warrant exercise
Apr 08/03	Warrants	14,000	$0.65	None	$9,100	Warrant exercise
Apr 10/03	Options	5,000	$0.80	None	$4,000	Option exercise
Apr 11/03	Warrants	100,000	$0.35	None	$35,000	Warrant exercise
Apr 17/03	Warrants	25,000	$0.65	None	$16,250	Warrant exercise
Apr 17/03	Warrants	50,000	$0.65	None	$32,500	Warrant exercise
Apr 25/03	Warrants	10,000	$0.65	None	$6,500	Warrant exercise
May 7/03	Warrants	10,000	$0.55	None	$5,500	Warrant exercise
May 8/03	Options	10,000	$0.80	None	$8,000	Option exercise
May 8/03	Options	200,000	$0.80	None	$160,000	Option exercise
May 12/03	Warrants	30,000	$0.65	None	$19,500	Warrant exercise
May 12/03	Options	120,000	$0.80	None	$96,000	Option exercise
May 13/03	Options	30,000	$0.80	None	$24,000	Option exercise
May 15/03	Warrants	200,000	$0.65	None	$130,000	Warrant exercise
May 21/03	Warrants	100,000	$0.35	None	$35,000	Warrant exercise
May 21/03	Warrants	45,000	$0.55	None	$24,750	Warrant exercise
May 22/03	Warrants	70,000	$0.65	None	$45,500	Warrant exercise
May 22/03	Options	50,000	$0.80	None	$40,000	Option exercise
May 30/03	Warrants	45,000	$0.65	None	$29,250	Warrant exercise
June 4/03	Options	100,000	$0.80	None	$80,000	Option exercise
June 5/03	Warrants	10,000	$0.55	None	$5,500	Warrant exercise
June 13/03	Warrants	60,000	$0.55	None	$33,000	Warrant exercise
June 17/03	Warrants	36,000	$0.65	None	$23,400	Warrant exercise
June 20/03	Warrants	100,000	$0.41	None	$41,000	Warrant exercise
June 24/03	Warrants	35,000	$0.55	None	$19,250	Warrant exercise
June 24/03	Warrants	13,000	$0.65	None	$8,450	Warrant exercise
June 26/03	Warrants	15,000	$0.65	None	$9,750	Warrant exercise
June 27/03	Warrants	20,000	$0.55	None	$11,000	Warrant exercise
June 27/03	Warrants	40,000	$0.65	None	$26,000	Warrant exercise
July 7/03	Warrants	100,000	$0.41	None	$41,000	Warrant exercise
July 7/03	Warrants	75,000	$0.55	None	$41,250	Warrant exercise
July 10/03	Warrants	197,000	$0.55	None	$108,350	Warrant exercise
July 10/03	Warrants	50,000	$0.55	None	$27,500	Warrant exercise
July 11/03	Warrants	256,000	$0.55	None	$140,800	Warrant exercise
July 11/03	Warrants	50,000	$0.55	None	$27,500	Warrant exercise
July 15/03	Warrants	38,000	$0.55	None	$20,900	Warrant exercise
July 18/03	Warrants	70,000	$0.65	None	$45,500	Warrant exercise
July 18/03	Warrants	90,000	$0.65	None	$58,500	Warrant exercise
July 21/03	Warrants	30,000	$0.41	None	$12,300	Warrant exercise
July 21/03	Warrants	50,000	$0.65	None	$32,500	Warrant exercise
July 22/03	Warrants	27,000	$0.65	None	$17,550	Warrant exercise
July 22/03	Warrants	36,000	$0.65	None	$23,400	Warrant exercise
July 22/03	Warrants	104,500	$0.65	None	$67,925	Warrant exercise
July 22/03	Warrants	210,000	$0.65	None	$136,500	Warrant exercise
July 22/03	Warrants	270,000	$0.65	None	$175,500	Warrant exercise
July 22/03	Warrants	1,100,000	$0.41	None	$451,000	Warrant exercise
July 22/03	Warrants	20,000	$0.65	None	$13,000	Warrant exercise
July 29/03	Common shares	150,000	$0.68	None	$102,000	Property payment
October 1/03	Warrants	29,500	$0.35	None	$10,325	Warrant exercise
October 2/03	Warrants	10,000	$1.30	None	$13,000	Warrant exercise
October 24/03	Warrants	61,400	$1.60	None	$98,240	Warrant exercise
October 28/03	Warrants	5,000	$1.60	None	$8,000	Warrant exercise
October 30/03	Warrants	38,461	$1.60	None	$61,538	Warrant exercise
To be issued at October 31/03	Common shares	20,000	$2.65	None	$53,000	Property payment - Coahuila
To be issued at October 31/03	Common shares	100,000	$2.65	None	$265,000	Property payment - Chingolo
To be issued at October 31/03	Common shares	5,000	$2.65	None	$13,250	Property payment - Gachupines
To be issued at October 31/03	Common shares	150,000	$2.65	None	$397,500	Property payment - Marcona

4.

SUMMARY OF SECURITIES AS AT OCTOBER 31, 2003

Authorized Capital

100,000,000 common shares without par value

Number and Recorded Value for Shares Issued and Outstanding

26,611,796 common shares at a recorded value of $13,153,944.

Outstanding Options

See note 7(d) to the audited Consolidated Financial Statements for the year ended October 31, 2003 and 2002.

Outstanding Warrants

See note 7(e) to the audited Consolidated Financial Statements for the year ended October 31, 2003 and 2002.

Shares in Escrow or Pooling Agreements

None.

5.

LIST OF DIRECTORS & OFFICERS AS AT OCTOBER 31, 2003

Directors	Officers
Henk Van Alphen, Victoria, B.C. Leonard Harris, Littleton, Colorado John A Toffan, West Vancouver, BC Ken M. Carter, North Vancouver, BC Lawrence W.E. Talbot, Richmond, BC	Henk Van Alphen, President Ken M. Carter, Chief Financial Officer Marla K. Ritchie, Corporate Secretary

SCHEDULE “C”

Management Discussion & Analysis

QUARTERLY REPORT

for the period ended October 31, 2003

CARDERO RESOURCE CORP.

QUARTERLY REPORT – OCTOBER 31, 2003

1.

DESCRIPTION OF BUSINESS

Cardero Resource Corp. is in the mineral exploration business.  The properties in which the Company has, or has the right to acquire, an interest are described in note 6 to the financial statements.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

General

Cardero’s general and administrative costs for the year ended October 31, 2003 were $1,498,516 as compared to $368,612 for the corresponding period in 2002. The main component of the 2003 costs was stock based compensation of $740,408. This is a non-cash item, the calculation of which is described in note seven to the audited financial statements. There is no comparative figure in the 2002 numbers. The cash general and administrative costs for 2003 were $966,026 as compared to $362,241 for 2002. The largest item in the 2003 costs was professional fees of $238,946. This includes $96,000 paid to David Shaw for geological fees and $79,845 paid in legal fees to a law firm of which a director is a partner. Travel and promotion costs for the year were $230,817. The most significant component of this was payments to Rock Marketing Inc. for its public relations services totaling $68,875.  Management fees paid to the Company president were $129,000.  The Company has been very active over the past year and the present level of administration costs can be expected to continue.

Many of the Company’s expenditures are in US dollars and as a result the Company keeps certain funds in US deposits. The decline in the US dollar over the period resulted in a loss on foreign exchange of $267,733. The Company’s surplus funds are placed in short term bankers’ acceptance and this resulted in interest income of $52,997.

Overall the loss for the year was $1,713,252 or $0.08 per share as compared to $1,197,015 or $0.09 per share for 2002. The most significant item in the 2002 figures was the write down of the Condor Yacu property of $902,943. There were no comparable write downs in 2003.

The Company spent $2,567,847 on its resource properties in fiscal 2003 and issued shares with a deemed value of $1,514,000 for resource property acquisition. These expenditures are described below under exploration activities. There were no significant dispositions of resource properties in 2003.

The Company had working capital of $3,686,213 at October 31, 2003. For a discussion of the liquidity and solvency of the Company please see section five.

Exploration Activities

Anglo Joint Venture, Mexico

The Company announced on April 9, 2003, that it had entered into an agreement with Anglo American Mexico, S.A. DE C.V (“Anglo”) to explore and develop projects in Mexico.  The target area was identified by Cardero as having the potential to host large copper-gold deposits and is defined in the agreement as an Area of Interest measuring approximately 50,000 square kilometres in size. The terms of the agreement provide that Anglo will manage and fund expenditures for exploration and acquisition of mineral concessions within the Area of Interest and that Anglo can earn a 70% interest in the mineral concessions (and a Mexican Newco to be formed to hold the properties) so acquired by incurring exploration expenditures of not less than US$2,500,000 according to the following schedule:

    by December 1, 2003:          US$   200,000
    by December 1, 2004:          US$   600,000
    by December 1, 2005:          US$   1,300,000
    by December 1, 2006:          US$   2,500,000

On November 26, 2003, the Company announced the signing of an amending and supplementing agreement with Anglo American Mexico S.A. de C.V. with respect to its joint venture agreement. The amending agreement covers the same Area of Interest referred to in the original agreement and corresponds to an area of approximately 50,000 square kilometres in the Baja California Norte area of Mexico. The original contract, which required Anglo to spend $2.5-million (U.S) to earn a 70-per-cent interest, has been amended to reflect an increase in the Anglo expenditure requirement to $3.7 million (U.S.) to earn a 70-per-cent interest. In consideration for the increase in expenditures, the Company has agreed to include five additional mineral claims totalling 4,950 hectares in the joint venture Area of Interest.

The Anglo joint venture Area of Interest includes the lower Cretaceous Alisitos Arc of Baja California Norte. This belt of rocks shows geological similarities to the central Andean coastal iron belts of Chile and Peru which host several producing iron-oxide-copper-gold (IOCG) deposits including the Candelaria deposit containing approximately 475 million tonnes at 0.95 per cent copper. During 2003 Anglo completed initial targeting using regional geophysical, geological and geochemical datasets in conjunction with remote sensing (Landsat/Aster), and structural analyses. The program highlighted 31 target areas for ground acquisition and follow-up. The targets were screened using reconnaissance stream sediment geochemistry (884 samples), geological prospecting and mapping, a ground gravity survey (430 stations) and an airborne magnetics and radiometrics survey. The combination of these studies identified several large, zoned hydrothermal systems with associated IOCG style mineralization.

In the Anglo joint venture the most advanced target to date is the San Fernando prospect. San Fernando is a hydrothermal system of approximately 30 square kilometres comprising multiple structurally controlled and replacive IOCG occurrences, the largest of which is traceable over 800 metres. Geophysical surveys indicate that mineralization occurs within a zone of having coincident high frequency magnetic and gravity anomalies. Modelling and interpretation of geophysics data at San Fernando are in progress to prioritize drill targets.

Other targets in the Anglo joint venture include Picale, El Cuervito, El Encanto Fault zone, and, the Manto Amargosa.

At Picale mapping has identified a hydrothermal system approximately 20 square kilometres in size. Picale contains more than 20 copper showings, many of which appear to be associated with low-angle structures over approximately nine kilometres of strike length and 200 metres of vertical section. Chip samples from parts of the Picale mineralized system returned the following values:

South Manto: 2.0 metres grading 1.8 per cent copper (Cu) and 25 parts per billion (ppb) gold (Au) 1.6 metres grading 2.1 per cent Cu and 18 ppb Au;

Main Manto: 2.0 metres grading 4.3 per cent Cu and 0.46 gram per tonne (g/t) Au; and

North Manto: 1.8 metres grading 3.3 per cent Cu and 38 ppb Au 1.2 metres grading 1.9 per cent Cu and 2.0 g/t Au.

At the El Cuervito prospect steeply dipping magnetite-silica veins occur within a north-south trending shear zone up to 1,700 metres wide. The intrusive and volcaniclastic hosted veins vary from one metre to ten metres in width and are traceable intermittently along strike for up to two kilometres. Alteration associated with these showings is typical of that associated with IOCG deposits. A composite dump sample from one of these occurrences (Santa Maria 1) returned the following values: less than 10 per cent Cu, 2.6 g/t gold, 15.4 g/t silver, 13.9 per cent iron.

The El Encanto Fault zone is a major northeast-trending fault zone traceable for eight kilometres along strike and averaging 150 to 250 metres in width. This structure is locally associated with broad zones of epidote alteration and frequently copper-oxide mineralization. Mineralization comprises secondary copper minerals associated with quartz and specular hematite. Chip samples from one showing (Llanito Colorado) returned the following values: 3.0 metres grading 4.7 per cent Cu, 176 ppb Au and 49 g/t Ag. This type of mineralization is typical of distal or high-level mineralization within an IOCG system which has undergone oxidation and supergene enrichment.

The Manto Amargosa is a recently discovered occurrence of extensive Cu and iron-oxide mineralization in a fragmental volcanic unit. Mineralization is found over a distance of approximately 450 metres along an arroyo and its total dimensions are presently undefined. A chip sample of one zone of mineralization returned a value of 1.4 per cent Cu over 10 metres. This occurrence and several others in the immediate area are associated with discrete high-frequency magnetic anomalies.

Each of the prospects defined to date by the Anglo joint venture, as well as numerous other magnetic anomalies, will be further evaluated by more detailed ground surveys and geophysical modelling to define drill targets.

Marcona IOCG District, Peru

The Marcona IOCG District is a part of the central Andean coastal iron belts of Chile and Peru. This region is host several producing IOCG type deposits including the Candelaria deposit containing approximately 475 million tonnes at 0.95 per cent copper.

On October 17, 2003, the Company announced the acquisition of the Carbonara and Daniela mineral concessions totalling approximately 30,000 hectares and located in the Marcona IOCG District of the Pacific coastal belt in Peru. Approximately 10,000 of the 30,000 hectares are subject to an underlying agreement with Rio Tinto Mining and Exploration Ltd. On November 28, 2003, the TSX Venture Exchange accepted for filing option agreements dated Oct. 1, 2003, and Oct. 23, 2003, between the Company and Minera Koripampa del Peru SA, whereby the company has been granted an option on the Carbonera property and the Daniela property, which are located in the Marcona district in Peru. The total consideration is 650,000 common shares, payable over a 24-month period, assuming and performing $450,000 in exploration expense pursuant to an underlying agreement with Rio Tinto Mining and Exploration Ltd. (“RT”) over three years ending Aug. 22, 2006, and the payment of $500,000 (U.S.) on or before Aug. 22, 2007, to Rio Tinto.

Copper mineralization on the 30,000 hectare Carbonara and Daniela mineral concessions defines a broad northwest-trending belt within which the copper occurs as secondary copper oxides. Individual grab samples assay up to 18-per-cent copper and up to six grams per tonne gold.

On February 3, 2004 the Company announced the acquisition of the Pampa de Pongo iron deposit located in the Marcona IOCG District of Peru. The Pampa de Pongo mineral concession covers a total of 8,000 hectares and is located 60 km southwest of the city of Nasca and 400 km south of Lima, Peru. A deep sea port facility is located 42 km northwest of the Pampa de Pongo project at Puerto San Nicolas.  An agreement has been signed between the Company and Minera Koripampa del Peru SA (“Koripampa”), whereby the company has been granted an option to earn a 100% interest in the Pampa de Pongo project. Koripampa, a private Peruvian company, will receive a combination of cash and shares, and Cardero will assume all terms and conditions of the underlying agreement with RT and make the following payments to RT or RT’s designated affiliates:

Due Date	Payment US$
27 January 2005	$50,000
27 January 2006	$50,000
27 January 2007	$100,000
27 January 2008	$300,000
TOTAL	US$500,000

The Pampa de Pongo iron deposit was discovered by RT in 1994 while exploring a large magnetic anomaly 30 km southeast of the Marcona iron ore mine.  The strike length of the iron deposits have been confirmed in drilling over a distance of approximately six kilometres. The thickest intersection to date is 169 metres of magnetite at 52.9% iron. Preliminary metallurgical test work indicates that simple low intensity magnetic separation could produce a saleable concentrate with 66 to 69% iron.

Olaroz Project, Argentina

The Company began drilling on the Providencia and Chingolo properties in April, 2003 and the results available to date are summarized below.  The Olaroz project comprises mineral concessions encompassing 35,000 hectares located in the province of Jujuy in northwestern Argentina.  The Olaroz project, which consists of a number of individual concessions, was acquired under the terms of four separate option agreements announced by the Company on September 30, 2002, and includes the La Providencia silver deposit and the nearby Chingolo silver prospect.  The Company subsequently acquired rights to the Cozzi property and the Mina Libertad concession, which are part of the Olaroz project.  The silver mineralization at La Providencia Mine and the Chingolo silver prospect occurs in poorly cemented piedmont-fan and talus conglomerates which are part of a Tertiary graben fill.  In a news release dated September 30, 2002, the Company reported results of 54 chip samples from open pits at the historic La Providencia mine.  Chip sampling tested an area 120 metres wide by 550 metres long over an estimated vertical interval of 75 metres and returned a weighted average grade of 494.8 grams silver per tonne.

In a news release dated June 19, 2003 assays from the initial two drill holes at Chingolo and the first nine holes at Providencia were reported.

At Chingolo the holes were designed to test the altered conglomerate immediately underlying a silica-barite cap and coincident geochemical anomaly.

Drill Hole No.	Hole Depth	From (metres)	To (metres)	Interval (metres)	Silver (g/t)	Rock types
DDH-C01	241.0 m	40.3	130.0	89.7	24.1	Conglomerate
						Conglomerate
DDH-C02	241.1 m	47.3	61.0	13.7	43.7	Conglomerate
	And	89.0	159.0	70.0	32.1	Conglomerate
	And	178.0	241.1	63.1	10.4	Conglomerate

A program of detailed mapping and trenching was initiated at Chingolo. Results of this program indicate that the alteration zone within which the first two holes were completed now measures approximately 1,600 metres long by 800 metres wide.

At Providencia the initial nine holes tested the immediate vicinity of the Providencia Mine workings and were designed to determine controls on silver mineralization.  Assays are described in the table below.

Drill Hole No.	Hole Depth	From (metres)	To (metres)	Interval (metres)	Silver (g/t)	Rock types
DDH-P01	51.2 m	0.7	17.0	16.3	60.2	conglomerate + siltstone
	and	25.0	51.2	26.2	24.3	Siltstone

DDH-P02	59.4 m	3.0	11.0	8.0	14.4	conglomerate + sandstone
	and	26.0	50.0	24.0	16.3	conglomerate + siltstone
	including	32.0	37.0	5.0	35.0	conglomerate + siltstone

DDH-P03	46.8 m	1.5	18.0	16.5	43.8	sandstone + conglomerate
	and	26.0	41.0	15.0	27.9	sandstone + conglomerate

DDH-P04	40.2 m	9.0	22.0	13.0	63.4	conglomerate

DDH-P05	43.6 m	1.5	36.0	34.5	133.2	conglomerate + siltstone

DDH-P07	60.0 m	3.0	27.0	24.0	100.3	conglomerate + sandstone

DDH-P08	51.2 m	3.0	21.0	18.0	49.7	conglomerate

DDH-P09	31.4 m	1.5	22.0	20.5	60.0	conglomerate

DDH–P10	49.4 m	19.0	25.0	6.0	31.0	conglomerate

The initial drilling at Providencia provided a preliminary estimate of the distribution and controls of silver mineralization at Providencia. In a review of results of this initial drill program the Company concluded that significant core loss may have been a contributing factor to lower than expected grades of silver in certain areas. Several areas were re-drilled to address this concern, including the area of mineralized conglomerate beds to the east, west and south of the Providencia fault block. Results of this drilling were reported in a News Release dated July 21, 2003 as follows:

Drill Hole No.	Dip/ azimuth	From (metres)	To (metres)	Interval (metres)	Silver (g/t)
DDH-PO6	-75/270	3.05	22.00	18.95	224.3
	Including	3.05	15.00	11.95	339.3
DDH-PO6A	-75/270	1.50	15.00	13.50	556.5
DDH-PO6B	-75/270	1.50	15.00	13.50	497.1
DDH-PO6C	-75/270	1.50	15.00	13.50	406.1
DDH-PO11	-50/270	6.10	14.00	5.90	16.9
		31.00	50.60	19.60	25.8
DDH-PO12	-50/270	32.00	62.00	30.00	38.7
		77.00	81.00	4.00	52.8
DDH-PO13	-50/270	37.00	57.00	20.00	37.4
		69.00	80.00	11.00	82.8
		92.00	102.00	10.00	39.7
DDH-PO14	-50/270	53.00	59.00	6.00	18.7
		88.00	91.00	3.00	24.7
		116.00	132.00	16.00	35.2
DDH-PO15	-50/270	57.00	60.00	3.00	50.0
		83.00	89.00	6.00	29.3
		118.00	118.40	0.35	43.0
DDH-PO16	-50/270	No silver values intersected
DDH-PO19	-50/270	Sporadic anomalous silver values intersected
DDH-PO22	-50/270	1.00	41.00	40.00	187.1
	Including	1.00	12.00	11.00	452.7

On September 24, 2003, the Company provided an update on the exploration programs at the Olaroz silver project in Argentina. At Chingolo, a program of mapping and trenching was completed. Results from the trenching confirmed that the alteration zone measures approximately 1,600 metres in length by up to 800 metres in width. At Providencia property surface mapping at a local and regional scale continued and a trenching program commenced in September, 2003, in anticipation of a fall drill program.

On January 22, 2004, the Company announced results from the drill programs completed at Chingolo and Providencia late in the Fall of 2003. Six diamond drill holes (DDH 23 – 28 incl.) were completed at Providencia for a total of 313 metres. The objective of all six holes was improved definition of near surface mineralized conglomerate and sandstones previously mapped and tested by the Spring 2003 drill program. Five of the six holes (DDH 23 – 27), were located in and around the old Providencia Mine pits and drilled to the west at an inclination of minus 55°. The sixth hole (DDH 28) was collared at the south end of the North Fault Block, immediately north of the Providencia Mine.

The host rocks at Providencia are described as matrix supported conglomerate and coarse sandstone. The Fall 2003 drill program frequently experienced significant core loss, most notably in zones interpreted to have been comprised of mainly matrix and fracture fill.  Such a loss is a serious issue as the matrix and fracture fill host the bulk of the mineralization. Accordingly the sampling procedures were modified to incorporate a program of recovery and assay of drill sludge returns to provide an indication of the metal values associated with the material not recovered in core.

Significant core assay intervals and associated sludge sample values are tabulated below:

Hole No.	Interval From – To (m)	Length (m)	Core Ag (ppm)	Sludge Equivalent Interval Ag (ppm)
23	1.52 – 29.4	27.88	44.80	52.53
24	9.0 – 23.0	14.00	87.00	97.00
25	12.0 – 17.0	5.00	28.76	28.78
25	25.0 – 34.0	9.00	22.24	27.740
27	20.0 – 49.0	29.00	78.72	108.90
28	52.0 – 85.0	33.00	59.37	107.00
28	74.0 – 78.0	4.00	293.65	405.75
28	81.0 – 85.0	4.00	90.25	92.35
28	98.0 – 103.0	5.00	40.12	66.20
28	113.0 – 115.0	2.00	204.5	226.50

There is a readily apparent correlation of both high and low values in the core and sludge assays suggesting that the core assays are underestimating the overall silver values. To address this problem the Company is currently planning a 2,000 metre program of reverse circulation drilling which will enable the collection of non-contaminated samples from both above and below the water table. The Company is also considering collection of a bulk sample, initially from the Providencia pits, in order to gain a more accurate understanding of the overall grade of the mineralized sequence.

At Chingolo six inclined diamond drill holes were completed in the Fall 2003 program for a total of 1,194 metres. Of the six holes drilled three encountered significant silver values while the remaining three holes appear to have been drilled on the periphery of the interpreted zone of mineralization. Significant intersections are tabulated below:

Hole No.	Interval From – To (m)	Length (m)	Ag Grade (ppm)
DDH CH03-3	144.00 – 150.00	5.00	71.0
DDH CH03-7	229.20 – 227.02	2.18	32.6
	170.99 – 229.20	58.21	56.8
DDH CH03-8	10.82 – 13.00	2.18	138.3
	59.00 – 64.00	5.00	62.3

The interpreted zone of mineralization is approximately 125 metres wide and has been traced along strike for approximately 250 metres.

Condor Yacu Project, Argentina

With respect to the Condor Yacu project in Argentina, the Company entered into an agreement on January 14, 2003 whereby Maximus Ventures Ltd. (TSXV: MXV) can earn an 80% interest in the Condoryacu project.  To acquire the interest Maximus is required to make the property payments to the underlying vendor aggregating US$1,000,000 and incur exploration expenditures totalling US$2,000,000 over the next four years.

Maximus completed a preliminary phase of diamond drilling at Condor Yacu, the results of which were reported in a Maximus news release dated June 12, 2003.

Franco Property, Mexico

On September 17, 2003, the Company announced that it had entered into an option agreement with Las Minas de Franco, S.A. de C.V., a private Mexican company at arm’s length to the Company, to acquire the Franco project in the state of San Luis Potosi in Mexico. The Franco property consists of two concessions aggregating 983 hectares and is located 60 kilometres southeast of the city of San Luis Potosi. The cash payments and work expenditures to acquire a 100% interest in the Franco project are as follows:

The acquisition will provide Cardero with a 100% interest subject to a 2% NSR royalty of which 1% can be bought anytime for US$2.0 million.

The Franco project covers a partially exposed, high level, epithermal precious metal system hosted by Tertiary rhyolitic volcanics.  Mineralization consists of a NNW trending swarm of quartz veins and stockwork exposed in an area measuring about 1 kilometre (N-S) by about 500 meters (E-W).

Gachupines, Mexico

On November 12, 2003, the Company announced an option agreement with Compania Minera Palo Fierro, S.A. de C.V. (“Fierro”), a private Mexican company, to acquire the Gachupines property. The Gachupines mineral concession is located 100 km southeast of Hermosillo in the state of Sonora, Mexico. The Company has the right to acquire a 100-per-cent interest in the Gachupines property by completing payments to Fierro totaling $320,000 and 255,000 common shares payable in stages over a 48-month period, and $85,000 in exploration expenditures on or before May 30, 2004. The property covers multiple gold occurrences some of which show a potential to host bulk tonnage type gold deposits.

Transactions with Related Parties

See Note 8 to the audited Consolidated Financial Statements for the year ended October 31, 2003 and 2002.

Material Contracts and Commitments

Other than with respect to the agreements through which the Company has acquired its interests in its various properties, contracts related to the exploration of its properties (all of which are in the normal course of business), and consulting agreements with certain of its officers, the Company does not have any material contracts or commitments.

Investor Relations Activities

Investor relations activities on behalf of the Company are carried out primarily by Henk Van Alphen, the President of the Company, who is available to answer shareholder inquiries at 604-408-7488.  In addition, on June 6, 2003, the Company entered into an Investor Relations Agreement with Rock Marketing Inc., of North Vancouver, BC, which is intended to deal primarily with the Company’s European investor base.  Pursuant to this agreement, Rock will provide the Company with certain public relations services for an initial term of six months.  Rock will focus primarily on introducing and presenting the Company and its mineral projects to individual and institutional European investors and analysts, translating the Company’s corporate information into German and disseminating such information through the German financial press and internet website portals.  In addition, Rock will assist the Company in the preparation of advertising and promotional materials and generally increasing the public’s awareness of the Company and its activities and mineral projects.  The Company will pay Rock a monthly retainer fee of US$3,000, plus additional fees for specific public relations activities of up to US$32,300.  Rock is an arms length to the Company and its principals, and does not presently hold, directly or indirectly, any securities, or rights to acquire securities of the Company.  Following the initial term of the contract, the Company extended the terms of the contract, paying Institutional Market Communications Inc. (formerly Rock Marketing Inc.) a monthly fee of Cdn$6,000/month.  The term of this contract may be terminated by either party with 30 days written notice.

Material Proceedings

The Company is not involved in any material proceedings and does not have any material contingent liabilities. The Company does not have any material debt obligations.  There have been no special resolutions passed by the members during the year ended October 31, 2003.  There are no pending regulatory approvals nor is the Company in breach of any corporate or securities laws.

3.

SUBSEQUENT EVENTS

See note 10 to the audited Consolidated Financial Statements for the year ended October 31, 2003 and 2002.

4.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

Cardero does not have any restrictions on the use of its funds as a result of prospectus filings.  At October 31, 2003, the Company had working capital of $3,686,213 (compared with working capital of $1,038,202 as at October 31, 2002).  The increase in working capital is as a result of the private placements completed by the Company in December of 2002, as well as monies received from the exercise of private placement warrants and incentive stock options, which have generated monies in excess of the amounts utilized by the Company to date in connection with its ongoing activities.

The proceeds of the private placement of 2,238,461 units completed in December 2002, totalling $2,909,999 have been and continue to be spent as anticipated and previously disclosed.  In particular, these proceeds are being used to fund the Company’s current exploration/drilling program on the Olaroz project, Argentina  and to fund the Company’s ongoing general and administrative expenses, including property investigations.

See subsequent events (Note 10) for details of financing completed after October 31, 2003.

5.

LIQUIDITY AND SOLVENCY

At October 31, 2003, Cardero had a working capital of $3,686,213.  The Company’s general and administrative costs, net of its small interest income, are approximately $65,000 per month.  The Company has sufficient working capital to meet its ongoing obligations as they come due, and to fund its presently planned exploration programs on its Argentinean and Mexican projects, as well as investigate additional property acquisitions.  However, the Company does not presently have sufficient funds to meet all of the payments necessary to complete the acquisition of all of its present mineral properties, some of which require large payments in 2004 and 2005.  The Company will require additional funding in order to meet these payments and to carry on exploration in those years.  The Company has no internal source of funding, and its only source of funding is the issuance of additional equity securities or the sale or joint venture of its mineral properties.  Management believes that, if the results of its exploration programs on its current properties are favourable, the Company will be able to raise the funding necessary to carry on its activities on these properties, but there can be no guarantee that the results will be favourable or that it will, in fact, be able to raise the required funding as and when necessary.  The success of the Company depends on its ability to fund the exploration on, and acquisition costs of, its existing projects or to find new projects and then finance the acquisition and exploration of such properties.